UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934.
(Amendment No.     )*
HealthSport, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
42223C 10 6

(CUSIP Number)
April 8, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.	42223C 10 6

1	NAMES OF REPORTING PERSONS H. Michael Krimbill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		2,514,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		228,585

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,514,000

WITH:	8	SHARED DISPOSITIVE POWER

		228,585

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,742,585

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 6 pages

Item 1(a).	Name of Issuer: HealthSport, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 7633 East 63rd Place, Suite 220, Tulsa, Oklahoma 74133

Item 2(a).	Name of Persons Filing: H. Michael Krimbill

Item 2(b)	Address of Principal Business Office, or if None, Residence: 5620 East 114th Street, Tulsa, Oklahoma 74137

Item 2(c)	Citizenship: USA

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number: 42223C 10 6

Item 3	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

( a )	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

( b )	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

( c )	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

( d )	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

( e )	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

( f )	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 3 of 6 pages

( g )	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

( h )	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

( i )	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

( j )	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		2,742,585

(b)	Percentage of class:		6.2%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote:	2,514,000

	(ii)	Shared power to vote or to direct the vote.	228,585

	(iii)	Sole power to dispose or to direct the disposition of:	2,514,000

	(iv)	Shares power to dispose or to direct the disposition of:	228,585

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2008

Date

/s/ H. Michael Krimbill

Signature

H. Michael Krimbill

Name/Title

Page 6 of 6 pages